3/16


07021882

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Firestone Resources Inc.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAR 2 0 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 35016

FISCAL YEAR 10-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/19/07


SEC MAIL PROCESSING
RECEIVED
MAR 14 2007
WASH, D.C.
203
SECTION

RIVERSTONE RESOURCES INC.

#906-595 Howe Street,
Vancouver, B.C. V6C 2T5
Tel: 604-801-5020
Fax: 604-801-6075

FINANCIAL STATEMENTS

31 OCTOBER 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditor's Report

To the Shareholders of Riverstone Resources Inc.:

We have audited the balance sheet of Riverstone Resources Inc. (the "Company") as at October 31, 2006 and the statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at October 31, 2005, and for the year then ended, were audited by predecessor auditors who expressed an opinion without reservation on those statements in their report dated February 13, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
February 23, 2007

Riverstone Resources Inc. <u>Statement 1</u>

Balance Sheets

As at 31 October
Canadian Funds

ASSETS	2006	2005
Current		
Cash	$ 1,379,694	$ 97,036
Accounts receivable	48,666	37,734
Prepaid expenses	31,145	11,932
	1,459,505	146,702
Resource Property Costs - *Schedule (Note 4)*	5,219,403	3,304,973
Plant and Equipment *(Note 5)*	10,437	8,959
	$ 6,689,345	$ 3,460,634

LIABILITIES		
Current		
Accounts payable and accrued liabilities		
- trade and other	$ 229,818	$ 230,533
- related parties	1,445	53,898
	231,263	284,431
Going Concern *(Note 1)*		
Commitments *(Note 9)*		

SHAREHOLDERS' EQUITY		
Share Capital *(Note 6a)*	8,413,817	4,660,254
Contributed Surplus *(Note 6b)*	856,143	654,300
Deficit - *Statement 2*	(2,811,878)	(2,138,351)
	6,458,082	3,176,203
	$ 6,689,345	$ 3,460,634

ON BEHALF OF THE BOARD:

"Michael D. McInnis"
______________________, Director

"James Robertson"
______________________, Director

- See Accompanying Notes -

Riverstone Resources Inc. <u>Statement 2</u>

Statements of Loss and Deficit

For the Years Ended 31 October
Canadian Funds

	2006	2005
Indirect and Administrative		
Administration and management fees *(Note 7a)*	**$ 96,000**	$ 123,500
Amortization	**3,381**	825
Consulting fees	**39,875**	36,504
Foreign exchange gain	**(5,488)**	(1,805)
General exploration	**16,785**	335
Interest and financing *(Note 7d)*	**20,293**	-
Office and general	**11,657**	9,676
Professional	**87,493**	65,380
Promotion and public relations	**65,123**	30,684
Rent and office services *(Note 7b)*	**48,000**	48,000
Salaries and wages	**55,515**	-
Shareholder information	**12,537**	10,734
Stock-based compensation *(Note 6f)*	**201,667**	192,509
Stock exchange and filing fees	**15,943**	6,782
Transfer agent	**10,039**	7,948
Travel and promotion	**33,590**	17,917
Loss for the Year Before the Under-Noted	**712,410**	548,989
Interest income	**(38,883)**	(3,365)
Loss for the Year	**673,527**	545,624
Deficit - beginning of year	**2,138,351**	1,592,727
Deficit - End of Year	**$ 2,811,878**	$ 2,138,351
Loss per Share - Basic and Diluted	**$ 0.03**	$ 0.04
Weighted-Average Number of Shares	**23,307,725**	13,565,111

- See Accompanying Notes -

Riverstone Resources Inc. Statement 3

Statements of Cash Flows

For the Years Ended 31 October
Canadian Funds

Cash Resources Provided By (Used In)		2006		2005
Operating Activities				
Loss for the year	$	(673,527)	$	(545,624)
Items not affecting cash				
Amortization		3,381		825
Stock-based compensation		201,667		192,509
Shares issued for loan bonus		18,000		-
		(450,479)		(352,290)
Net change in non-cash working capital				
Accounts receivable		(10,932)		(10,225)
Prepaid expenses		(19,213)		61
Accounts payable and accrued liabilities				
- trade and other		(40,994)		40,739
- related parties		(52,453)		53,898
		(574,071)		(267,817)
Investing Activities				
Resource property costs		(1,846,475)		(1,851,453)
Plant and equipment		(4,859)		(9,784)
		(1,851,334)		(1,861,237)
Financing Activities				
Shares issued for cash		4,042,097		1,456,701
Share issuance costs		(334,034)		(115,945)
		3,708,063		1,340,756
Net Increase (Decrease) in Cash		1,282,658		(788,298)
Cash position - beginning of year		97,036		885,334
Cash Position - End of Year	$	1,379,694	$	97,036

Supplemental Schedule of Non-Cash Investing and Financing Transactions				
Shares issued for resource properties	$	27,500	$	27,500
Stock-based compensation recorded for resource properties	$	176	$	20,270
Increase (decrease) in accounts payable – resource property costs	$	40,279	$	(119,524)

Supplemental Cash Flow Information				
Interest paid	$	2,293	$	-

- See Accompanying Notes -

Riverstone Resources Inc.

Schedule

Schedules of Resource Property Costs

For the Years Ended 31 October

Canadian Funds

	2006	2005
Burkina Faso, West Africa		
Rambo Property		
Acquisition and option payments	$ 84,082	$ 89,159
Camp and general	37,305	114,600
Consulting	1,946	6,367
Drilling	-	89,434
Geochemical and assay	78	4,721
Geological	75,756	123,528
Lease, licenses and taxes	8,305	2,150
Local labour	110	10,663
Project management	14,147	12,951
Report preparation	-	1,139
Stock-based compensation *(Note 6f)*	176	20,270
Transportation	5,894	27,942
	227,799	502,924
Liguidi Malguem Property		
Acquisition and option payments	-	78,772
Camp and general	53,571	177,267
Consulting	2,053	13,964
Drilling	-	62,968
Geochemical and assay	9,911	134,076
Geological	91,711	144,710
Lease, licenses and taxes	7,277	3,061
Local labour	626	33,371
Project management	9,468	23,927
Report preparation	-	786
Transportation	22,941	55,360
	197,558	728,262
Solna Property		
Camp and general	18,798	62,191
Consulting	1,196	6,092
Geochemical and assay	78	17,887
Geological	48,961	77,822
Lease, licenses and taxes	5,911	3,564
Local labour	-	16,983
Project management	7,064	13,464
Report preparation	-	133
Transportation	890	23,002
	82,898	221,138
Balances Carried Forward	$ 508,255	$ 1,452,324

- See Accompanying Notes -

Riverstone Resources Inc. Schedule (Cont'd)

Schedules of Resource Property Costs

For the Years Ended 31 October
Canadian Funds

	2006	2005
Balances Brought Forward	**$ 508,255**	$ 1,452,324
Burkina Faso, West Africa - *Continued*		
Kao Property		
Camp and general	**74,469**	41,051
Consulting	**3,319**	-
Drilling	**124,435**	-
Geochemical and assay	**32,159**	49,639
Geological	**53,456**	54,110
Lease, licenses and taxes	**8,002**	3,457
Local labour	**4,423**	2,384
Project management	**7,429**	8,375
Transportation	**9,962**	16,175
	317,654	175,191
Yaramoko Property		
Camp and general	**11,085**	40,531
Consulting	**1,196**	755
Geochemical and assay	**77**	42,593
Geological	**25,198**	38,576
Lease, licenses and taxes	**6,737**	2,062
Local labour	**-**	2,304
Project management	**5,351**	7,578
Transportation	**1,031**	10,542
	50,675	144,941
Tao Property		
Acquisition and option payments	**48,223**	-
Camp and general	**64,357**	-
Consulting	**2,123**	-
Drilling	**79,364**	-
Geochemical and assay	**20,277**	-
Geological	**33,796**	-
Local labour	**2,753**	-
Project management	**1,616**	-
Transportation	**19,450**	-
	271,959	-
Balances Carried Forward	**$ 1,148,543**	$ 1,772,456

Riverstone Resources Inc. Schedule (Cont'd)

Schedules of Resource Property Costs

For the Years Ended 31 October
Canadian Funds

	2006	2005
Balances Brought Forward	**$ 1,148,543**	$ 1,772,456
Burkina Faso, West Africa - *Continued*		
Bissa East Properties		
Acquisition and option payments	**57,142**	-
Camp and general	**163,383**	-
Consulting	**3,149**	-
Drilling	**56,666**	-
Geochemical and assay	**183,046**	-
Geological	**106,781**	-
Lease, licenses and taxes	**9,577**	-
Local labour	**14,409**	-
Project management	**3,099**	-
Transportation	**60,404**	-
	657,656	-
Bissa West Properties		
Camp and general	**23,239**	-
Geochemical and assay	**14,808**	-
Geological	**22,181**	-
Lease, licenses and taxes	**10,565**	-
Local labour	**404**	-
Project management	**550**	-
Transportation	**24,018**	-
	95,765	-
Other Properties		
Acquisition and option payments	**9,096**	-
Camp and general	**1,083**	1,350
Geochemical and assay	**-**	341
Geological	**753**	-
Lease, licenses and taxes	**1,378**	5,552
Project management	**69**	-
Transportation	**87**	-
	12,466	7,243
Costs for the Year	**1,914,430**	1,779,699
Balance - beginning of year	**3,304,973**	1,525,274
Balance - End of Year	**$ 5,219,403**	$ 3,304,973

- See Accompanying Notes -

1. Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt upon the validity of this assumption. Consistent with other companies in the mining exploration industry, the Company has no source of revenue, is unable to self-finance operations, and has significant cash requirements to meet its overhead and maintain its mineral interests. The ability to continue as a going concern is dependent upon its ability to generate profitable operations in the future and/or obtain additional financing *(Note 11)*. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2. Significant Accounting Policies

a) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

b) Loss per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to calculate diluted earnings per share, which assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The effect on loss per share of the Company's outstanding options and warrants is anti-dilutive and, therefore, basic and diluted loss per share amounts are the same.

c) Share Capital

Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company's shares for a reasonable period prior to the share issuance.

d) Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*, which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair-value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate the fair value of stock options at the time of the grant and recognizes the related compensation expense over the vesting period.

2. Significant Accounting Policies - *Continued*

e) Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition, exploration and development are capitalized by project. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

The amounts shown for mineral interests represent costs incurred to date, less recoveries, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining and obtaining clear title to the claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

The Company does not accrue the estimated costs of maintaining its mineral interests in good standing.

f) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

g) Plant and Equipment

The Company's plant and equipment consists of computer equipment; amortization is calculated at 30% using the declining balance method.

h) Asset Retirement Obligations

The Company has adopted the recommendations of CICA Handbook Section 3110, *Asset Retirement Obligations*, which requires recognition of a liability for legal obligations relating to the retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. The liability for asset retirement obligations must be recognized at fair value in the period in which it is incurred when a reasonable estimate of fair value can be made. Such retirement costs are added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. The Company has determined that it has no asset retirement obligations at 31 October 2006.

---

2. Significant Accounting Policies - *Continued*

i) Environmental

The operations of the Company may, in the future, be affected by changes in environmental regulations, including those for future reclamation and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's philosophy and resultant policy is to conduct its exploration and development activities in an environmentally responsible manner. Specifically, the Company's policy is to meet or surpass the environmental requirements established to satisfy international standards and guidelines, by application of technically proven and economically feasible mitigation and reclamation procedures.

j) Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes whereby the income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The change in the net future tax asset or liability is included in income in the current year.

k) Foreign Exchange

Transactions denominated in foreign currencies are recorded during the year at the prevailing exchange rate. Year-end monetary balances denominated in foreign currencies are translated into Canadian dollars at year-end rates. Translation gains and losses are recorded as income or expense in the current year.

l) Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

---

3. Financial Instruments

The fair value of the Company's cash, accounts receivable, and accounts payable is estimated to approximate their carrying value. The Company maintains only small balances of cash in foreign currencies, which it uses to fund its foreign projects. It is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

---

4. Resource Properties

a) Rambo Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire a 100% interest in the Rambo property located in Burkina Faso, West Africa. The property is subject to a 3% net smelter return royalty. At its option, the Company may acquire its interest by completing cash payments and share issuances to the optionors and minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Shares	Exploration Expenditures U.S. Funds
Upon signing of the formal agreement *(paid)*	$ 5,000	-	$ -
Upon regulatory approval *(paid, issued)*	35,000	50,000	-
On or before 15 December 2004 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2005 *(paid, issued)*	50,000	50,000	150,000
On or before 15 December 2006 *(Note11a)*	50,000	50,000	200,000
On or before 15 December 2007	50,000	50,000	-
	$ 240,000	250,000	$ 500,000

The Company has made all share issuances and cash payments required to date and has satisfied all exploration expenditure requirements under the agreement.

b) Liguidi Malguem Property, Burkina Faso, West Africa

The Company has signed an agreement to acquire an 80% interest in the Liguidi Malguem property located in Burkina Faso, West Africa. At its option, the Company may earn its interest by completing cash payments to the optionors and incurring approximate minimum exploration expenditures as follows:

	Cash Payment U.S. Funds	Exploration Expenditures U.S. Funds
Upon signing of the agreement *(paid)*	$ 45,000	$ -
On or before 31 December 2004 *(completed)*	-	85,000
On or before 1 November 2005 *(paid)*	20,000	-
On or before 31 December 2005 *(completed)*	-	125,000
On or before 1 November 2006 *(Note 11b)*	30,000	-
	$ 95,000	$ 210,000

Subsequent to 31 October 2006, the Company completed its obligations under the option agreement and earned its 80% interest in the property. The Company and the optionor are currently negotiating the terms of a joint venture.

4. Resource Properties - *Continued*

c) Bissa Area Properties, Burkina Faso, West Africa

Bissa East: During the year, the Company entered into an option agreement to acquire a 90% interest in the Tangapella and Sebila properties in the Bissa area of Burkina Faso. The agreement calls for cash payments totalling US$140,000 (US$40,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company has also acquired government exploration permits for the Biliga and Malgtaba properties located adjacent to the Tangapella and Sebila properties.

Bissa West: During the year, the Company acquired government exploration permits for the Bissiga and Pella properties. Subsequent to 31 October 2006, the Company entered into an option agreement to acquire the Bouboulou property, which is located adjacent to the Bissiga property *(Note 11e)*.

d) Other Properties, Burkina Faso, West Africa

The Company has acquired government exploration permits granting the Company a 100% interest in the Solna, Kao, and Yaramoko properties located in Burkina Faso. The Company has also incurred costs on exploring additional properties in West Africa including the Yantara and Teyango permits, the costs for which are being carried as Other Properties until such time as significant costs are expended on a specific property and definitive acquisition agreements are established.

In addition, the Company has signed an option agreement to acquire a 90% interest in the Tao property in Burkina Faso. The agreement calls for cash payments totalling US$132,000 (US$42,000 paid) over three years and requires the Company to incur exploration expenditures of approximately $110,000 in the first year.

e) Details of cumulative expenditures are as follows:

	Acquisition	Exploration	**2006**	2005
Rambo	$ 267,258	$ 1,982,510	**$ 2,249,768**	$ 2,021,969
Liguidi Malguem	79,989	847,048	**927,037**	729,479
Solna	-	309,048	**309,048**	226,150
Kao	-	492,845	**492,845**	175,191
Yaramoko	-	195,616	**195,616**	144,941
Tao	48,223	223,736	**271,959**	-
Bissa East	57,142	600,514	**657,656**	-
Bissa West	-	95,765	**95,765**	-
Other properties	9,096	10,613	**19,709**	7,243
	$ 461,708	$ 4,757,695	**$ 5,219,403**	$ 3,304,973

All Burkina Faso properties are subject to a standard government 10% carried production interest.

5. Plant and Equipment

Details are as follows:

	Cost	Accumulated Amortization	**2006 Net Book Value**	2005 Net Book Value
Computer equipment	$ 14,643	$ 4,206	**$ 10,437**	$ 8,959

6. Share Capital

The authorized share capital of the company consists of an unlimited number of common shares without par value.

a) Share issuance details are as follows:

	2006			2005		
	Shares		**Amount**	Shares		Amount
Balance - beginning of year	**16,991,270**	**$**	**4,660,254**	10,679,601	$	3,291,998
Private placement *(i)*	**2,325,000**		**465,000**	-		-
Private placement *(ii)*	**8,212,500**		**3,285,000**	-		-
Private placement *(iii)*	-		-	3,356,669		1,007,001
Private placement *(iv)*	-		-	500,000		150,000
Share issuance costs	-		**(334,034)**	-		(115,945)
Shares issued for property *(Note 4a)*	**50,000**		**27,500**	50,000		27,500
Shares issued for loan bonus *(Note 7d)*	**90,000**		**18,000**	-		-
Shares issued on exercise of warrants	**856,135**		**292,097**	2,300,000		285,000
Shares issued on exercise of options	-		-	105,000		14,700
Balance - end of year	**28,524,905**	**$**	**8,413,817**	16,991,270	$	4,660,254

(i) During the year, the Company completed a non-brokered private placement of 2,325,000 units at a price of $0.20 for gross proceeds of $465,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.30 until 2 February 2007.

(ii) During the year, the Company completed a brokered private placement of 8,212,500 units at a price of $0.40 per unit for gross proceeds of $3,285,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.55 per share until November 4, 2007. The agent received a cash commission of 6.5% and 574,875 compensation warrants. Each compensation warrant entitles the agent to purchase one common share of the Company at a price of $0.40 until November 4, 2007.

(iii) During the prior year, the Company completed a brokered private placement of 3,356,669 units at a price of $0.30 per unit for gross proceeds of $1,007,001. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional share of the Company for $0.36 until 9 June 2006. The Company paid the agent a cash commission of 6.5% and issued broker warrants entitling the agent to purchase up to 268,534 units at a price of $0.30 per unit until 9 June 2006. Each unit consists of one common share and one-half of one warrant, each whole warrant entitling the broker to purchase one additional share of the Company for $0.36 until 9 June 2006.

6. Share Capital - *Continued*

a) *Continued*

(iv) During the prior year, the Company completed a non-brokered private placement of 500,000 units at a price of $0.30 per unit for gross proceeds of $150,000. Each unit consists of one common share and one-half of one share purchase warrant, each whole warrant entitling the holder to purchase one additional share of the Company for $0.36 until 12 July 2006.

b) Contributed Surplus

Details are as follows:

		2006		2005
Balance - beginning of year	$	**654,300**	$	441,521
Stock-based compensation *(Note 6f)*		**201,843**		212,779
Balance - end of year	$	**856,143**	$	654,300

c) As at 31 October 2006, there were 92,453 (2005 - 277,359) shares held in escrow, which are being released to directors of the Company over time according to TSX Venture Exchange policy.

d) As at 31 October 2006, the Company had share purchase warrants outstanding entitling the holder to purchase the following:

2006	2005	Exercise Price	Expiry Date
-	1,812,603	$ 0.36	9 June 2006
-	268,534	$ 0.30	9 June 2006
-	250,000	$ 0.36	12 July 2006
1,162,500	-	$ 0.30	2 February 2007
4,106,250	-	$ 0.55	4 November 2007
574,875	-	$ 0.40	4 November 2007
5,843,625	2,331,137		

e) As at 31 October 2006, the Company had stock options outstanding as follows:

Grant Date	2006	2005	Exercise Price	Expiry Date
19 August 2003	505,000	505,000	$ 0.14	19 August 2008
12 January 2004	345,000	440,000	$ 0.40	12 January 2009
5 May 2004	580,000	805,000	$ 0.38	5 May 2009
1 September 2004	100,000	100,000	$ 0.32	1 September 2009
13 April 2005	75,000	180,000	$ 0.40	13 April 2010
28 September 2005	60,000	60,000	$ 0.35	28 September 2010
26 January 2006	500,000	-	$ 0.26	26 January 2011
27 February 2006	250,000	-	$ 0.34	27 February 2011
18 April 2006	200,000	-	$ 0.42	18 April 2011
13 October 2006	900,000	-	$ 0.25	13 October 2011
	3,515,000	2,090,000		

The outstanding options have a weighted average exercise price of $0.34 and a weighted-average remaining life of 3.54 years. As at 31 October 2006, 2,373,125 (2005 – 1,829,375) of these options have vested.

6. Share Capital – *Continued*

f) Stock-Based Compensation

For the years ended 31 October, the Company granted stock options to its directors, officers and employees and estimated stock-based compensation as follows:

		2006		2005
Total options granted		**1,850,000**		240,000
Average exercise price	**$**	**0.28**	$	0.39
Estimated fair value of compensation	**$**	**376,949**	$	65,087
Estimated fair value per option	**$**	**0.20**	$	0.27

In addition, in April 2005 the Company re-priced 440,000 options from an exercise price of $1.10 per share to an exercise price of $0.40 per share. The Company subsequently re-priced 345,000 of these options to an exercise price of $0.26 per share in January 2006. All other terms of the grant remain unchanged. Incremental stock-based compensation relating to these options has been estimated at $6,716 and $32,058 for the periods ended 31 October 2006 and 31 October 2005, respectively. As at 31 October 2006, these options were fully vested and had a remaining life of 2.2 years.

For new grants of options made during the year, the fair value of the stock-based compensation to be recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

	2006	2005
Risk-free interest rate	**4.07%**	3.59%
Expected dividend yield	**0.00%**	0.00%
Expected stock price volatility	**96.99%**	87.49%
Expected option life in years	**5.00**	5.00

The Company's stock options vest as to 25% on the date of the grant and 12.5% each quarter thereafter. The Company has recorded stock-based compensation for options that vested during the year as follows:

		2006		2005
Number of options vested in the year		**1,313,750**		557,500
Stock-based compensation expense	**$**	**201,667**	$	192,509
Capitalized to mineral properties		**176**		20,270
Total compensation recognized for the year	**$**	**201,843**	$	212,779

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock option grants.

7. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) Administration and management fees paid to directors and a company controlled by a director - $96,000 (2005 - $123,500);

b) Rent and office services fees paid to a company with directors in common - $48,000 (2005 - $48,000);

c) Graphic design and drafting fees paid to parties related to directors $2,450 (2005 - $5,250);

d) In December 2005, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan was repaid in full during the period with interest totalling $2,293. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan *(Note 6a)*.

The above transactions were conducted in the normal course of operations and were measured at the exchange amount, which is the amount of consideration agreed upon between the Company and the related parties.

8. Income Taxes

The Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended October 31 are as follows:

	2006	2005
Loss before income taxes for accounting purposes	**$ (673,527)**	$ (545,624)
Adjustments for differences between accounting and taxable income:		
Amortization	**3,381**	825
Stock-based compensation	**201,667**	192,509
Non-deductible and other items	**12,182**	27,397
Consolidated loss for tax purposes	**(456,297)**	(324,893)
Statutory tax rate	**34.1%**	35.6%
Expected tax recovery for the year	**(155,598)**	(115,662)
Increase (decrease) in taxes due to:		
Current valuation allowance	**155,598**	115,662
Tax recovery for the year	**$ -**	$ -

8. Income Taxes - *(Continued)*

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at October 31 are as follows:

	2006	2005
Non-capital loss carry-forwards	$ 483,424	$ 346,175
Mineral property expenditures	1,905,513	1,307,859
Plant and equipment	4,993	3,483
	2,393,930	1,657,517
Valuation allowance	(2,393,930)	(1,657,517)
	$ -	$ -

The Company's non-capital loss carry-forwards expire as follows:

Year of Expiry	Amount
2007	$ 13,000
2008	94,000
2009	118,000
2010	116,000
2014	239,000
2015	381,000
2016	456,000
	$ 1,417,000

The Company has approximately $5,588,000 of resource related expenditures that may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

9. Commitments

The Company has management services agreements with two of its directors that require an aggregate payment of $8,000 per month. The contracts are for rolling two-year terms that renew automatically each year, unless otherwise terminated or altered by mutual consent. Should the Company terminate these contracts without cause, it would become liable for the total amounts payable under the contracts for the remaining terms.

10. Segmented Information

The company currently operates in only one segment, that being the mining exploration industry. Details of the segmented operations are reflected only in the balance sheet.

2006		Canada		Africa		Total
Identifiable Assets	$	1,361,157	$	5,328,278	$	6,689,345
Capital Expenditures	$	4,859	$	1,914,430	$	1,919,289

2005		Canada		Africa		Total
Identifiable Assets	$	155,661	$	3,304,973	$	3,460,634
Capital Expenditures	$	9,784	$	1,779,699	$	1,789,483

11. Subsequent Events

Subsequent to 31 October 2006, the Company:

a) Issued 50,000 shares from treasury and paid US$50,000 in trust to the optionors of the Rambo property *(Note 4a)* pending transfer of the title to the property to the Company;
b) Paid US$30,000 to the Optionor of the Liguidi Malguem property *(Note 4b)*;
c) Completed a non-brokered private placement of 1,000,000 units at a price of $0.29 for gross proceeds of $290,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.35 until 19 December 2007;
d) Completed a non-brokered private placement of 1,050,000 units at a price of $0.31 for gross proceeds of $310,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.37 until 12 January 2008;
e) Signed an option agreement to acquire a 90% interest in the Bouboulou property in Burkina Faso. The agreement calls for the Company to incur exploration expenditures of $125,000, of which $50,000 is a firm commitment;
f) Agreed to sell, on a non-brokered private placement basis and subject to regulatory approval, up to 1,000,000 units at a price of $0.34 for gross proceeds of $340,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.40 for up to one year after closing.


SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2007
WASH, D.C.
203
SECTION

RIVERSTONE RESOURCES INC.
906 – 595 Howe Street
Vancouver, BC V6C 2T5
Tel: 604-801-5020 Fax: 604-801-6075

INFORMATION CIRCULAR

(As at February 23, 2007, except as indicated)

Riverstone Resources Inc. (the "Company") is providing this Information Circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on **Monday, March 26, 2007** and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, **Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1** not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 30,662,405 shares are issued and outstanding. Persons who are registered shareholders at the close of business on February 19, 2007 will be entitled to receive notice of and to vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

*Name, Jurisdiction of Residence and Position*①	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*②
MICHAEL D. McINNIS, P.Eng. ③ North Vancouver, B. C. Chief Executive Officer, President and Director	President, Gateway Gold Corp.; President, Riverstone Resources Inc.	Since October, 1996	1,153,500④
RICHARD J. BAILES, P. Geo. ③ West Vancouver, B. C. Director	President, Canadian Gold Hunter Corp.	Since October, 1996	624,000
JAMES ROBERTSON, P. Eng. ③ West Vancouver, B. C. Director	President, Midas Management Inc.; Director, Gateway Gold Corp..	Since March, 1988	786,501⑤

*Name, Jurisdiction of Residence and Position*①	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*②
GREGORY P. ISENOR, P. Geo. Bedford, N. S.. Director	President and Director, Merrex Resources Inc.; President and Director, Jilbey Gold Exploration Ltd.	Since January 2006	1,012,000⑥
ALVIN W. JACKSON, P. Geo. North Vancouver, B. C. Director	Chairman and CEO, Nordic Diamonds Ltd., Director, President and COO EuroZinc Mining Corporation	Since January 2006	125.000

① The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 23, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

③ Member of the audit committee.

④ Of these shares, 219,500 are held indirectly in the name of Manall Resources Inc., a private company owned 100% by Michael D. McInnis.

⑤ Of these shares, 117,000 are held indirectly in the name of Blackfriars Investments Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson, and 250,000 are held in the name of Midas Management Inc., a private company incorporated in the Province of British Columbia, owned 100% by James Robertson.

⑥ Of these shares, 862,000 are held indirectly in the name of G.P. Isenor Company Limited, a private company incorporated in the Province of Nova Scotia, owned 100% by Gregory P. Isenor.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director:

(a) is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Name of Director	Name of Other Reporting Issuer
Michael D. McInnis	Abacus Mining & Exploration Corp.; Canadian Gold Hunter Corp.; Canasil Resources Inc.; Firesteel Resources Inc.; Gateway Gold Corp.; Niblack Mining Corp.; Redstar Gold Corp.
Richard D. Bailes	Canadian Gold Hunter Corp.; Fortress Minerals Corp.
James Robertson	Gateway Gold Corp.; GFM Resources Inc.; Playfair Mining Ltd.; Primary Metals Inc.; Sennen Resources Ltd.
Gregory P. Isenor	Merrex Resources Inc.
Alvin W. Jackson	Aquila Resources Inc.; Canasil Resources Inc.; Doublestar Resources Ltd.; Gateway Gold Corp.; JYW Capital Corp.; Nordic Diamonds Ltd.; Red Dragon Resources Corp.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument Form 51-102F6 **"Statement of Executive Compensation" ("Form 51-102F6")**) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of the Chief Executive Officer and Chief Financial Officer and the other three most highly compensated executive officers of the Company as at October 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Option/ SARs Granted (#)①	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
Michael D. McInnis President and Chief Executive Officer	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	$48,000 $48,000 $23,230	200,000 Nil 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil $15,220
Kerry Spong Chief Financial Officer ②	2006 2005 2004	Nil Nil N/A	Nil Nil N/A	$30,000 $32,250 N/A	40,000 75,000 50,000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A

① These options vest as to 25% on the date of the grant, and 12 ½% every three months thereafter.

② Mr. Spong was appointed to the position of Chief Financial Officer on February 25, 2005. Prior to that date the Company did not have a permanent Chief Financial Officer.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Name	Securities Under Option/SARs Granted ① (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ② ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Michael D. McInnis	200,000	10.8%	0.25	0.25	Oct. 13, 2011
Kerry Spong	40,000	2.2%	0.25	0.25	Oct. 13, 2011

① These options vest as to 25% on the date of grant and 12 ½% every three months thereafter.

② The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less any discount permitted.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

The following table sets forth details of the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*	*Unexercised Options/ SARs at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-End ① ($) Exercisable/ Unexercisable*
Michael D. McInnis	Nil	Nil	550,000/150,000	29,500/4,500
Kerry Spong	Nil	Nil	135,000/30,000	300/900

① Based on the closing market price of the Company's shares on November 1, 2006, the first trading day after the financial year end.

Table of Option and SAR Repricings

The following table (presented in accordance with the Rules) sets forth stock options of Named Executive Officers repriced under the Stock Option Plan or otherwise during the period that is the shorter of:

(a) the 10 year period ending on the effective date of the Information Circular; and

(b) the period during which the Company has been a reporting issuer.

Name	*Date of Repricing*	*Securities Under Options/SARs Repriced or Amended (#)*	*Market Price of Securities at Time of Repricing or Amendment ($/Security)*	*Exercise Price at Time of Repricing or Amendment ($/Security)*	*New Exercise Price ($/Security)*	*Length of Original Option Term Remaining at Date of Repricing or Amendment*
Michael D. McInnis CEO	Apr. 13, 2005 Jan. 26, 2006	100,000 100,000	$0.40 $0.26	$1.10 $0.40	$0.40 $0.26	4 yrs. 8 mos. 3 yrs. 11 mos.

Stock options are a significant component of the compensation received by the Named Executive Officers and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders. Since the market price of the Company's shares was well below the exercise price the stock options ceased to offer the desired incentive and were repriced.

Termination of Employment, Changes in Responsibility and Employment Contracts:

Except as disclosed under "Management Contracts" the Company has no employment contracts with any Named Executive Officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular except as disclosed under "Management Contracts"

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted 1,040,000 stock options to Directors during the most recently completed financial year. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	***Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)***	***Weighted-average exercise price of outstanding options, warrants and rights (b)***	***Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)***
Equity compensation plans approved by securityholders	3,515,000	$0.34	376,254
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,515,000		376,254

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors and the proposed increase in the number of shares reserved for grant under the Company's stock option plan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as follows no informed person (as defined in National Instrument 51-102) or proposed director of the Company and to the knowledge of the company no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

Subsequent to the Company's last completed financial year insiders of the Company purchased an aggregate of 550,000 of the 2,325,000 units issued by the Company at $0.20 per unit. Each unit consisted of one share and one-half non transferable share purchase warrant, each warrant entitling the holder to purchase one additional share in the capital stock of the Company for a period of 12 months at a price of $0.30 per share.

APPOINTMENT OF AUDITORS

During the year ended October 31, 2006, Staley, Okada & Partners merged their practice into PricewaterhouseCoopers LLP. The Company has confirmed that PricewaterhouseCoopers LLP will continue as its auditors.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company. The Chief Financial Officer of the Company has no formal contract with the Company; he provides accounting services on a month-to-month basis with remuneration of $2,500 per month. The Company has the following contracts with certain directors and executive officers:

(a) The Company has a contract with Michael D. McInnis pursuant to which Mr. McInnis provides management and geological consulting services to the Company for a fee of $4,000 per month. During the most recently completed financial year $48,000 was paid or is payable to Mr. McInnis.

(b) Midas Management Inc. of 306 – 850 West Hastings Street, Vancouver, BC, V6C 1E1, a private company owned by James Robertson, provides business consultancy and administrative and management services to the Company for a fee of $4,000 per month. During the most recently completed financial year $48,000 was paid or is payable to Midas Management Inc.

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees is set out below. National Policy 58-201 establishes corporate governance gidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of 5 directors, a majority of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110 (**"MI 52-110"**). Richard D. Bailes, Gregory P. Isenor and, Alvin W. Jackson are independent. Michael McInnis is not independent as he is the President of the Company and James Robertson is not independent as his management company provides services to the Company for a fee.

Management Supervision by Board

The size of the Company is such that all the Company's operations are conducted by a small management team one of whom is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to management. The independent directors are able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors. The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. information respecting the functioning of the Board Directors and committees;

2. access to recent, publicly filed documents of the Company; and

3. access to management.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Company has not adopted a Code of Ethics.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mining exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The independent Directors are Richard D. Bailes, Gregory P. Isenor and Alvin W. Jackson. These Directors have the responsibility for reviewing and approving compensation for the directors and senior management. To determine compensation payable, the independent directors review compensation paid for directors and CEOs of companies of similar size and stage of development in the mining exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors periodically review the performance of the CEO in light of the Company's objectives and consider(s) other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

The Company does not have any standing committees in addition to the Audit Committee.

The Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any dsclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f) At each meeting, consult with the external auditors, without the presence of management, about the qality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

  i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

  ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Michael McInnis	Not independent ①	Financially literate ①
Richard J. Bailes	Independent ①	Financially literate ①
James Robertson	Not independent ①	Financially literate ①

① As defined by Multilateral Instrument 52-110 ("MI 52-110"). Pursuant to s. 6.1 of MI 52-110, the Company is not required to have an audit committee comprised only of independent directors since it is a "venture issuer" (as that term is defined in MI 52-110). Mr. Robertson is not considered independent under MI 52-110 because a company of which he is principal provides administrative services for the Company for a fee. The composition of the Audit Committee otherwise complies with the British Columbia *Business Corporations Act* and the TSX Venture Exchange policies.

Relevant Education and Experience

Michael D. McInnis is a Professional Engineer with over 35 years of experience in mineral exploration and public companies. He has served as a Chief Executive Officer, director and member of the audit committee of several reporting issuers and is experienced in the application of accounting principles, evaluation of financial statements and with internal controls and procedures for financial reporting.

Richard J. Bailes is a Professional Geologist with over 35 years of experience in mineral exploration and public companies. He has served as a Chief Executive Officer, director and member of the audit committee of several reporting issuers and is experienced in the application of accounting principles, evaluation of financial statements and with internal controls and procedures for financial reporting.

James Robertson is a Professional Engineer with over 35 years of experience in mineral exploration and public companies. He has served as a Chief Executive Officer, director and member of the audit committee of several reporting issuers and is experienced in the application of accounting principles, evaluation of financial statements and with internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 *(De Minimis Non-audit Services)*, or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
2006	$12,000	$312	$Nil	$Nil
2005	$10,500	$1,115	$575	$302

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Amendment of Stock Option Plan

The Company's existing Stock Option Plan (the "Plan") and a previous plan provides that a total of 3,891,254 shares are reserved for issuance upon exercise of stock options granted under the Plan. The Company has options outstanding under the Plan and a previous plan to purchase 3,515,000 shares.

It is proposed that the Plan be amended to increase the number of shares reserved for issuance under the Plan from 3,891,254 to 6,132,481, or such other number which is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval. If the amendment is approved, there will be 3,515,000 options outstanding to purchase shares issued under the Plan and a previous plan and 2,617,481 shares reserved and available for issue under options to be granted under the Plan. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide incentive to the Company's employees, officers and directors;

Under the amended Plan, the number of shares which may be reserved for issuance will be as follows:

(a) to all optionees under the Stock Option Plan in aggregate shall not exceed 20% of the current issued and outstanding share capital;

(b) to all insiders as a group may not exceed 20% of the issued shares; and

(c) to any one individual may not exceed:

  (i) 5% of the issued shares on a yearly basis; and

  (ii) 2% of the issued shares on a yearly basis if the optionee is engaged in investor relations activities or is a consultant.

The full text of the amended Plan will be available for review at Meeting.

Accordingly, at the Meeting, shareholders will be asked to pass a resolution in substantially the following form:

> ***"UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan from 3,891,254 to 6,132,481 or such other number as is equal to 20% of the issued and outstanding shares of the Company as at the date of shareholder approval".***

Since the amended Plan also permits the directors to reserve up to 20% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED by the disinterested shareholders that the directors have the discretion under the amended Plan to reserve common shares for issue upon exercise of stock options to all optionees who are insiders in aggregate of a maximum of 20% of the issued shares of the Company".***

(b) Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Exchange, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the

Meeting, excluding insiders and their associates (the "disinterested shareholders"). Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

> ***"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."***

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 604-801-5020 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein no misleading in the light of the circumstances in which it was made.

DATED this 23rd day of February, 2007.

APPROVED BY THE BOARD OF DIRECTORS

"Michael D. McInnis"
Michael McInnis, President and Chief Executive Officer


SEC MAIL PROCESSING
RECEIVED
MAR 1 4 2007
WASH. DC
203
SECTION

Form 52-109F1 ***Certification of Annual Filings***

I, Kerry Spong, Chief Financial Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Riverstone Resources Inc. (the issuer) for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 26, 2007

"Kerry Spong"

Kerry Spong, Chief Financial Officer

82-35016

Form 52-109F1 ***Certification of Annual Filings***

I, **Michael D. McInnis**, Chief Executive Officer of **Riverstone Resources Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Riverstone Resources Inc. (the issuer) for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: February 26, 2007

"Michael D. McInnis"

Michael D. McInnis, Chief Executive Officer


RECEIVED
MAR 14 2007
203

RIVERSTONE RESOURCES INC.
Report to Shareholders and
Management Discussion and Analysis
Of the Financial Position and Results of Operations
For the Year Ended October 31, 2006

February 23, 2007

TO OUR SHAREHOLDERS:

This Management's Discussion and Analysis ("MD&A") supplements, but does not form part of, the audited financial statements of the Company and the notes thereto for the year ended October 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Riverstone Resources Inc. ("Riverstone" or the "Company"), should be read in conjunction with the audited annual financial statements for the year ended October 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied.

Discussion of the Company, its operations and associated risks is further described in the Company's filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

GENERAL

Riverstone is a mineral exploration company that has interests in 13 mineral permits in Burkina Faso, West Africa. Six of the Company's permits are subject to option agreements, two of which have net smelter return royalties. All of the properties are subject to a standard government 10% carried production interest. All property transactions have been conducted on an arm's length basis between the Company and the vendors.

The Rambo, Liguidi Malguem ("Ligidi"), Solna, Kao, Yaramoko, Biliga, Malgtaba, Bissiga, Pella, Tao, Tangapella, Sebila and Bouboulou gold properties are the primary exploration properties held by the Company. In addition, the Company is actively seeking additional properties for acquisition, exploration and development.

SIGNIFICANT EVENTS AND TRANSACTIONS

During the year, the Company completed a brokered private placement and a non-brokered private placement raising gross proceeds totalling $3,750,000 and received an additional $292,097 upon the exercise of warrants. The Company incurred approximately $1.9 million on its Burkina Faso mineral properties during the year and acquired or optioned seven new properties. The Rambo permit was renewed during the year for a further three year term of validity. Subsequent to October 31, 2006, the Company earned its 80% interest in the Liguidi Malguem property and signed an option on the Bouboulou property.

MINERAL EXPLORATION

Rambo Permit

The Rambo permit is located in the north-central part of Burkina Faso and is contiguous with Golden Star Resource's Goulagou project, and with the Company's Kao permit. The permit comprises 150 square kilometres in area and covers six known areas of artisanal workings. The main Rambo artisanal pit consists of a 60 metre by 40 metre oval pit, which is about 15 metres deep. Diamond drilling by a former operator near the pit returned gold values including 20.03 grams per tonne ("g/t") gold over 15.79 metres, 4.29 g/t gold over 18.0 metres and 2.89 g/t gold over 15.0 metres.

Drilling by the Company in 2003 and 2004 identified a gold-bearing shoot within a sulphide-bearing structure. The shoot has an approximate strike length of 150 metres, has an average true thickness of about 11 metres and has been traced by drilling to a depth of 120 metres. Highlights of this work by the Company include 12.0 metres grading 7.0 g/t gold, 6.0 metres grading 16.4 g/t gold, 7.5 metres grading 4.2 g/t gold, 16.5 metres grading 4.5 g/t gold, 5.05 metres grading 2.16 g/t gold, and 8.77 metres grading 1.26 g/t gold (including 3.00 metres grading 2.85 g/t gold). The holes were drilled on fences spaced 50 metres apart over a strike length of 350 metres. The mineralized structure strikes generally east-west and is open in both directions and to depth.

Other work completed to date on the Rambo permit has also included prospecting and rock sampling in several new artisanal sites. Rock sampling at the Bonguirga site, a new artisanal site located about 500 metres northeast of the Rambo mineralized zone, returned impressive gold values in rock samples. Two selected samples of quartz vein material from the site assayed 394.8 g/t gold and 66.8 g/t gold.

There was no field work conducted in the current period, however, further work is planned for 2007 comprising mainly RAB drilling.

Liguidi Malguem Permit

The Company has entered into an agreement to acquire an 80% interest in the Liguidi Malguem mineral permit in Burkina Faso. The permit covers an area of 225 square kilometres and is located 125 kilometres southeast of Ouagadougou, the capital of Burkina Faso, and 50 kilometres southeast of the Bombore property presently being explored by Orezone Resources Inc. The Company has completed a geochemical survey over most of the property together with a program of geological mapping and rock sampling which has confirmed an extensive area with gold values in soils generally over 15 parts per billion ("ppb"), covering an area approximately 13 kilometres in length and 3 kilometres in width.

Within this area are several anomalous zones where soil gold values are generally over 50 ppb and as high as 2,600 ppb. The largest of these covers an area approximately 4 kilometres in length and up to 2 kilometres in width. Several other anomalous zones are at least 1 kilometre long and up to 1 kilometre in width. Assay results of the first 79 rock samples taken in the larger grid area showed 26 samples with higher values of between 100 ppb and 500 ppb and a further 8 samples between 1.3 g/t and 12.0 g/t gold.

Previous work by Riverstone has identified three specific target areas - the Three Hills area near the centre of the permit, the Wayalguin area to the north-east and the Dassoui area to the south-west. The existence of artisanal gold workings is widespread in the area.

At Three Hills, an exposed area of schist with disseminated sulphide minerals and sulphide-bearing quartz veinlets appears similar to the gold-bearing schist horizon at High River Gold's Bissa deposit. Previous trenching across one of the anomalies returned two zones of significant gold mineralization. Zone 1 showed 18 metres grading 1.45 g/t gold, including 10.5 metres at 2.01 g/t gold and Zone 2 showed a further 18 metres grading 1.53 g/t gold and including 7.5 metres at 2.26 g/t gold. Reverse circulation drilling by the Company at two of the four known gold anomalies at Three Hills returned significant results including 16.50 metres grading 1.25 g/t gold. The drilling has validated the initial geochemical work and further exploration work is warranted.

Wayalguin is located approximately two kilometres east of the Three Hills prospect, and previous work on this permit has focused on the area surrounding two artisanal workings. The Wayalguin zone is underlain by Tarkwaian metasediments, which locally bear sulphide minerals. Trench sampling has indicated at least one broader interval of approximately 6 metres with an average grade of 2 g/t gold, which included samples of 8.3 g/t gold over 0.7 metres and 3.5 g/t gold over 1.5 metres. This mineralization is related to an east-west trending, moderately north-dipping structure. Previous drilling across the eastern portion of an 800-metre long geochemical anomaly encountered 2.22 g/t gold over 6.0 metres and 1.86 g/t gold over 4.5 metres. Two holes intersected several narrow intervals (1.5 metres) grading about 1.0 g/t gold.

The main Dassoui zone covers a 4 kilometre by 1 kilometre area surrounding four artisanal sites where gold has been recovered from quartz veins and stockwork veinlets. The soil geochemical survey identified multiple zones anomalous in gold and up to 2 kilometres in length trending generally in a northeast direction. The Dassoui area has not yet been tested by drilling.

The 2006 program consisted of rock sampling and geological mapping. An extensive rock sampling program was undertaken over a 1.5 km by 200 m wide area within a quartz boulder field within one of the geochemical soil anomalies. An additional 340 samples were taken elsewhere on the property, both from surface outcrop and from trenches. The assay results from this program are encouraging. A program of 5,000 metres of RAB drilling is planned for this permit during 2007.

Bissa Area Permits

The Company holds six permits in the active Bissa area located in north-central Burkina Faso. All six permits were acquired in the early part of 2006. The Company's permits are adjacent to High River Gold's Bissa project. High River recently announced an independent resource estimate for the Bissa project of 81,980 ounces of gold in the measured category, 580,270 ounces in the indicated category and 679,470 ounces in the inferred category (see High River news release May 23, 2006).

The Bissa deposits are located within the Sabcé Shear Zone, which trends north-easterly through High River's property. The Company's Bissa East permits (Tangapella, Sebila, Malgtaba and Billiga) cover portions of the north-easterly trending Sabcé Shear Zone, plus two parallel shear zones to the north and south of the Sabcé. A work program comprising regional and detailed soil sampling, reconnaissance mapping and approximately 3,000 metres of RAB drilling was completed on the Bissa East permits during 2006. Numerous gold-in-soil anomalies were defined and several significant gold intervals were intersected in the RAB drilling. Further mapping, geochemical sampling and RAB drilling will be carried out in 2007.

The Company's Bissa West permits (Bissiga and Pella) are located to the southwest of High River's Bissa project. A work program comprising regional soil sampling was carried out on the project area in 2006. Several gold-in-soil anomalies were defined which will be followed up in 2007 with further sampling and mapping.

Bouboulou Permit

This newly acquired Exploration Permit is the Company's smallest at 51 square kilometres, but it is strategically located along the southeastern margin of the Company's Bissiga Permit. Bouboulou covers the southwestern extension of the Sabcé Shear Zone. A major mining company carried out 25,400 metres of RAB drilling in 1997 over the area comprising the present permit. This work identified an anomalous gold zone 13 kilometres in length and from 2 to 6 kilometres in width, which straddles the Sabcé Shear Zone. Limited geological mapping and sampling of this zone by Riverstone has shown that silicified volcanic and sedimentary rocks are associated with the Sabcé Shear Zone. The Company is currently compiling the historic data, and completing mapping and sampling in preparation for further drill testing.

Tao Permit

The Tao permit adjoins the Essakane project on its southern boundary. The Essakane project is a joint venture between Orezone Resources Inc. and Gold Fields Limited. Orezone recently announced that Gold Fields has approved a US$9.3 million budget to complete a pre-feasibility study.

Geochemical soil sampling on the Tao permit by a previous operator outlined several large gold anomalies that aggregate greater than 10 kilometres in length. Trenching and RC drilling completed by a former operator on one of the geochemical anomalies outlined a mineralized zone approximately one kilometre in length. Nine RC Holes were drilled and returned grades ranging from 0.95 to 5.0 g/t gold over widths ranging from 1.5 metres to 13.5 metres.

Riverstone completed a 4,358 metre RAB drilling program over two separate geochemical soil anomalies during July of 2006, plus very limited mapping and rock sampling. Results from this program are encouraging and RC drilling will be carried out in 2007 to further evaluate this property.

Kao Permit

The Kao permit is contiguous with the south side of the Rambo permit. Work completed on this permit comprised grid soil sampling, rock sampling and RAB drilling. Soil sampling in areas of new artisanal workings outlined one very strong gold anomaly, with dimensions of about 1 kilometre by 2 kilometres within the +10 ppb gold contour. Peak soil values range from 270 to 1,460 ppb gold. Two other slightly smaller anomalies were delineated elsewhere on the permit. Several rock samples collected from scattered areas of artisanal workings returned very encouraging gold values. Among these are numerous samples grading greater than 0.5 g/t gold, with two notable samples, from different areas, grading 10.1 and 13.1 g/t gold.

Two separate RAB drilling programs comprising 7,000 metres were completed in 2006. This drilling outlined four separate zones grading greater than 1 g/t gold, which are 200 to 400 metres in length and 50 to 100 metres in width within a much larger, lower grade mineralized envelope. These zones will be tested with up to 2,000 metres of reverse circulation drilling in 2007.

Yaramoko Permit

This permit is located approximately 200 kilometres west-southwest of Ouagadougou. The permit's northern boundary adjoins SEMAFO's Mana permit where a production decision has recently been announced on a gold reserve of 1 Moz. Previous work on Yaramoko has been concentrated on mapping, soil sampling, prospecting and rock sampling. Several rock samples from scattered areas on the permit have returned significant results, including 16 samples with values ranging from 1.0 to 11.9 g/t gold. Soil sampling in the area of recent artisanal workings has outlined several gold in soil anomalies, with many values exceeding 100 ppb gold. The largest of these anomalous areas measures about 500 metres wide by 3.5 kilometres long and covers an area with numerous active workings. No work was completed on this permit in the current period, but it is planned that this and several smaller anomalous areas will be evaluated in 2007 with RC drilling.

Solna Permit

The Solna Permit, covering approximately 160 square kilometres, is located in eastern Burkina Faso about 250 kilometres north-east of Ouagadougou. Gold mineralization is hosted in a zone of quartz and quartz-tourmaline veins cutting foliated and sheared rocks of the Sebba greenstone belt, which is part of the lower Proterozoic Birimian greenstone sequence that hosts most of the major gold deposits in West Africa. Solna is approximately 75 kilometres west of the producing Samira Hill gold mine of Etruscan Resources where a resource of 2 million ounces of gold has been announced.

No work at Solna was completed in the current period, however, previous exploration confirms a significant area that is anomalous in gold values in both soil and rock chip samples. The main soil anomaly identified to date extends at least 2 kilometres in length and averages approximately 250 metres in width, with gold values in soils in excess of 100 ppb and ranging up to approximately 1.3 g/t gold. In addition, a parallel secondary mineralized corridor lies outside this main anomalous zone.

Within these areas, rock chip samples ranged from several parts per billion gold to as high as 8.3 g/t gold, including values of 6.7, 6.8 and 7.8 g/t gold. A total of 143 rock samples have been taken at Solna, of which over 20% showed gold values greater than 1.0 g/t gold, including 17% greater than 2.0 g/t gold. Artisanal gold workings are also evident within the areas.

Two trenches spaced about 150 metres apart within the geochemical anomaly returned significant gold values including 15 metres grading 4.5 g/t gold (including 7.5 metres grading 7.3 g/t gold), 3 metres of 2.84 g/t gold, a further 6 metres grading 1.18 g/t gold, and a further 3 metres grading 1.44 g/t gold. Further work is planned for 2007 comprising RC drilling of the geochemical anomaly.

SELECTED ANNUAL INFORMATION

Financial Data for Last Three Fiscal Years			
Fiscal Year Ended	October 2006	October 2005	October 2004
Total revenues	$Nil	$Nil	$Nil
Loss before stock-based compensation	$471,860	$353,115	$261,632
Stock-based compensation	$201,667	$192,509	$355,197
Net (earnings) loss	$673,527	$545,624	$616,829
Weighted average number of shares outstanding	23,307,725	13,565,111	9,967,545
Loss per share	$0.03	$0.04	$0.06
Cash and cash equivalents	$1,379,694	$97,036	$885,334
Current assets	$1,459,505	$146,702	$924,836
Non-current assets	$5,229,840	$3,313,932	$1,525,274
Total assets	$6,689,345	$3,460,634	$2,450,110
Current liabilities	$231,263	$284,431	$309,318
Total long-term financial liabilities	$Nil	$Nil	$Nil
Total shareholders' equity	$6,458,082	$3,176,203	$2,140,792
Cash dividends declared per share	$Nil	$Nil	$Nil

RESULTS OF OPERATIONS

The loss for the year was $673,527, which compares to a loss of $545,624 for the previous year. Significant items comprising the current loss include $96,000 in administration and management fees, $20,293 for interest and financing, $48,000 for rent and office services, and $201,667 in stock-based compensation, a non-cash item. Cash flows used in operations, before changes in non-cash working capital items, totalled $450,479 compared to cash of $352,290 used in operations in the prior year.

Compared to the prior year, general and administrative costs increased to $712,410 from $548,989. Savings in management fees were offset by increases in professional fees, promotion and public relations costs, filing fees and travel costs as the Company focused on raising equity capital in the year. In addition, the Company had salary costs during the current year due to the hiring of a full-time exploration manager. In December 2005, the Company arranged a $90,000 bridge-financing loan from a director and parties related to directors. Pursuant to the loan agreements, the Company issued 90,000 shares, as a bonus to the lenders, at a deemed price of $0.20 per share for a total non-cash financing cost of $18,000. The loan was repaid in full in the current year, with accrued interest amounting to $2,293. The reduction in management fees is due to the resignation of one of the paid directors in November 2005. The Company received interest income of $38,883 due to the increase in cash resulting from its financings.

During the year, the Company incurred general exploration costs of $16,785 on prospects in West Africa and direct resource property costs of $1,914,430 as a result of exploration work completed on its Burkina Faso properties. This compares to $1,779,699 of direct costs incurred in the prior year.

SUMMARY OF QUARTERLY RESULTS

Financial Data for the Last Eight Quarters

Three Months Ended	Oct-06	Jul-06	Apr-06	Jan-06	Oct-05	Jul-05	Apr-05	Jan-05
Total Revenues	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss before stock-based compensation	$113,845	$171,159	$101,281	$85,575	$71,722	$96,809	$99,725	$84,859
Loss for the period	$190,441	$201,624	$158,534	$122,928	$116,744	$137,367	$172,346	$119,167
Loss per share	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01	$0.01

Except for the quarter ended July 31, 2006, the quarterly losses presented (before stock-based compensation) are fairly consistent. Stock-based compensation is recognized as stock options vest, which varies due to the timing of the vesting provisions of the various stock option grants that the Company has made. The increase in the loss for the three months ended July 31, 2006 is due to an increase in professional fees, promotion and public relations costs, and filing fees relating to the Company's financings, as well as the increase in salaries due to the hiring of a full-time exploration manager, and interest and financing costs incurred on bridge financing loans incurred prior to the Company's financings. The Company also incurred $16,785 in general exploration costs in this quarter.

Except for the quarter ended July 31, 2006, cash flows used in operations, before changes in non-cash working capital items, were reasonably consistent with the other quarters presented, averaging approximately $90,000 per quarter. Comparative cash flows for the quarter ended July 31, 2006 totalled approximately $170,000, reflecting the higher costs as detailed above.

FINANCIAL POSITION AND LIQUIDITY

Riverstone has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At the end of the year under review, the Company had working capital of $1,228,242 compared to working capital deficiency of $137,729 at the end of the previous year. The increase in working capital over the previous year results from cash provided by equity financing activities ($3,708,063) outweighing cash used in operating activities ($450,479) and investing activities ($1,891,613) during the year.

At October 31, 2006, the Company had cash on hand of $1,379,694 compared to $97,036 at October 31, 2005. In addition, subsequent to October 31, 2006 the Company raised an additional $600,000 through two private placements – See *Subsequent Events*. The Company's current working capital position is considered sufficient to meet its ongoing operations for the ensuing year.

CAPITAL RESOURCES AND COMMITMENTS

The Company has cash payment, share issuance and mineral expenditure requirements under its Rambo property agreement. Terms of the agreement require cash payments totalling US$240,000 and the issuance to the vendors of a total of 250,000 common shares of the Company over a period of four years, with a work commitment totalling US$500,000 over a period of three years. As at October 31, 2006, the Company had satisfied the entire exploration expense requirement on the property. To earn its interest in the property, the Company must make the remaining scheduled cash payments of US$100,000 and issue 100,000 shares before December 15, 2007 – See *Subsequent Events*.

The Company has cash payment and mineral expenditure requirements under its Liguidi Malguem property agreement. This agreement calls for cash payments totalling US$95,000 and requires the Company to incur exploration expenditures of approximately $210,000. As at October 31, 2006, the Company had satisfied the entire exploration expense requirement on the property and must make the remaining cash payment of US$30,000 on or before November 1, 2006 to earn its interest in the property – See *Subsequent Events*.

The Company has cash payment and mineral expenditure requirements under its Tangapella/Sebila property agreement. This agreement calls for cash payments totalling US$140,000 and requires the Company to incur exploration expenditures of approximately $290,000 in the first year. The Company had completed US$40,000 of the cash payments by October 31, 2006.

Similarly, the Company has cash payment and mineral expenditure requirements under its Tao property agreement. This agreement calls for cash payments totalling US$132,000 and requires the Company to incur exploration expenditures of approximately $110,000 in the first year. The Company had completed US$42,000 of the cash payments by October 31, 2006.

Subsequent to October 31, 2006, the Company signed an option agreement to acquire a 90% interest in the Bouboulou property, which requires the Company to incur $125,000 in exploration expenditures, $50,000 of which are a firm commitment.

The Company has business services agreements, with two of its directors, which call for monthly payments of $4,000 each with a term of two years, renewable upon mutual consent. The Company also has a month-to-month agreement, with a company related by certain directors it has in common, for office rent and administrative support services. The Company pays $4,000 per month and the agreement can be cancelled at any time.

With the subsequent private placements (See – *Subsequent Events*), the Company has sufficient capital to meet its ongoing exploration and overhead requirements for the ensuing year.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Historically the capital requirements of the Company have been met by equity subscriptions. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at October 31, 2006 or as at the date hereof.

RELATED PARTY TRANSACTIONS

Transactions with related parties are disclosed in the financial statements and include administration and management fees for the year of $96,000 (2005 - $123,500) and rent and office services of $48,000 (2005 - $48,000) paid to a company with which the company shares directors in common. The decrease in management fees over the prior year is due to the resignation of one of the Company's paid directors during the year.

In December 2005, the Company arranged a $90,000 bridge financing loan from a director and parties related to directors to fund short-term working capital needs. The loan was repaid in full during the year with interest totalling $2,293. The Company also issued 90,000 bonus shares at a deemed value of $0.20 per share in consideration of the loan.

DISCUSSION OF FOURTH QUARTER RESULTS

The fourth quarter of 2006 saw the Company continue its exploration activities in West Africa incurring $671,524 in exploration expenditures compared to $767,464 in the third quarter.

General and administrative costs of $213,986 incurred in the fourth quarter were consistent with costs of $216,962 incurred in the third quarter.

Cash flows used in operations, before changes in non-cash working capital items, of $112,854 were lower than the third quarter of 2006 as discussed in *Summary of Quarterly Results* but were consistent with the second quarter of 2006.

AUDITOR

The Company's auditors for the year ended October 31, 2006, Staley Okada & Partners (Staley Okada), have entered into a transaction with PricewaterhouseCoopers LLP (PwC) under which certain assets of Staley Okada were sold to PwC and a number of the professional staff and partners of Staley Okada joined PwC either as employees or partners and will carry on practicing as members of PwC. The directors subsequently appointed PwC as the Company's auditors for the year ending October 31, 2006.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies in the year under review.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, GST receivable, and accounts payable. The Company maintains most of its cash in Canadian dollars; however, from time to time a small amount of cash is maintained in foreign currencies and is therefore subject to changes in fair value due to fluctuations in exchange rates. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

Consistent with other companies in the mineral exploration industry, Riverstone has no source of operating revenue. The Company's October 31, 2006 audited financial statements provide a breakdown of the general and administrative expenses for the year under review (Statement 2) and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties (Schedule and Note 4e).

OUTSTANDING SHARES

As at October 31, 2006, the Company had 28,524,905 (diluted – 37,883,530) common shares issued and outstanding versus 16,991,270 (diluted – 21,412,407) at October 31, 2005. The increase over 2005 reflects the success of the Company in raising funds through the issue of new shares and the exercise of warrants as described below.

The increase in the number of issued shares for the year is due to the issuance of 2,325,000 shares under a non-brokered private placement, 8,212,500 shares under a brokered private placement, and 856,135 shares upon the exercise of warrants during the period. In addition, the Company issued 50,000 shares under the Rambo option agreement (see *Mineral Exploration)* and 90,000 shares as a loan bonus (see *Results of Operations*). The increase in the number of diluted shares since October 31, 2005 also includes the issuance of 1,162,500 warrants under the non-brokered private placement, 4,681,125 warrants under the brokered private placement, the granting of 1,040,000 options to directors and 810,000 to employees and consultants, the forfeiture of 425,000 options, and the expiry of 1,475,002 warrants during the period.

Issued and diluted shares outstanding as at the date hereof are 30,624,905 and 41,008,530 respectively. The increase from October 31, 2006 reflects the subsequent issuance of 50,000 shares under the Rambo property agreement and 2,050,000 units under private placements – see *Subsequent Events*.

INVESTOR RELATIONS ACTIVITIES

With respect to public relations, the Company's provides information from its corporate offices to investors and brokers directly. In addition, Mr. Ron Cooper provides the Company with investor relations services on a month to month basis.

MANAGEMENT

Riverstone is very dependent upon the personal efforts and commitments of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Riverstone could result, and other persons would be required to manage and operate the Company.

SUBSEQUENT EVENTS

Subsequent to 31 October 2006, the Company issued 50,000 shares from treasury and paid US$50,000 in trust to the optionors of the Rambo property, pending transfer of the title to the property to the Company, and paid US$30,000 to the optionor of the Liguidi Malguem property. The Company also completed a non-brokered private placement of 1,000,000 units at a price of $0.29 for gross proceeds of $290,000, a non-brokered private placement of 1,050,000 units at a price of $0.31 for gross proceeds of $310,000 and announced its intention to sell, on a non-brokered private placement basis, up to 1,000,000 units at a price of $0.34 for gross proceeds of $340,000. The Company also signed an option agreement to acquire a 90% interest in the Bouboulou property in Burkina Faso. Further details of these items are included in note 11 to the Company's annual audited financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of October 31, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that material information is accumulated and communicated to management to allow timely decisions regarding disclosure required in the Company's annual filings and interim filings and other reports filed or submitted under Canadian securities laws and such material information is reported within the time periods specified by those laws.

INTERNAL CONTROLS AND PROCEDURES

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company's generally accepted accounting principles. As at the end of the period covered by this management's discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the fiscal year ended October 31, 2006. No material weakness in the design has been identified. Management continues to review and refine its internal controls and procedures.

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bears a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

At present the principal activity of the Company is the exploration and development of gold resource properties. The feasible development of such properties is highly dependent upon the price of gold. A sustained and substantial decline in commodity gold prices could result in the write-down, termination of exploration and development work or loss of its interests in identified resource properties. Although such prices cannot be forecasted with certainty, the Company carefully monitors factors that could affect gold commodity prices in order to assess the feasibility of its resource projects.

Exploration and development projects are subject to the environmental laws and regulations of the country within which the Company is conducting its operations. As such laws are subject to change, the Company carefully monitors proposed and potential changes, and ensures that it is and will be in strict compliance. Various non-governmental organizations dedicated to environmental protection monitor, amongst others, the mining industry. These organizations have in the past commenced actions with the regulatory agencies or the courts to prevent or delay mining activities.

FORWARD-LOOKING STATEMENTS

Certain statements made and information contained in this MD&A and elsewhere constitute "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this Annual Management Discussion and Analysis.

Respectfully submitted
On Behalf of the Board of Directors

"Michael D. McInnis"

Michael D. McInnis, P. Eng., President & CEO

80-35016



RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE STARTS DRILLING ON SIX GOLD PERMITS

February 5, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that exploration has recommenced on six of the company's thirteen Exploration Permits in Burkina Faso, West Africa. The program will include approximately 10,000 metres of drilling. A minimum 7,000 metre Rotary Air Blast ("RAB") drilling program will be undertaken on the Company's wholly owned Bissa West project (Bissiga and Pella permits) and the Bissa East project (Biliga, Malgtaba permits) to follow up on recently identified gold-in-soils geochemical anomalies. A 3,000 metre Reverse Circulation ("RC") drill program will be conducted on the wholly owned Kao and on the optioned Tangapella Exploration Permits. The RAB drilling is to commence immediately and will continue through to the end of the first quarter of 2007.

The RAB drilling program is designed to follow up on gold-in-soils anomalies identified in late 2006 on the four permits. These anomalies occur in proximity to the Sabcé shear zone, a regional scale structure that is host to numerous showings and gold deposits, including the Bissa Hill Resource Area where High River Gold ("HRG") has identified a NI 43-101 compliant resource of 1.3 million ounces of gold *(see HRG news release dated September 14, 2006)*. The Company has seven properties covering portions of the Sabcé shear zone and its associated structures.

The RC drilling program is designed to follow up targets identified by RAB drilling and surface sampling previously undertaken by the Company on the Tangapella and Kao Exploration Permits. A limited shallow RAB drilling program undertaken in mid-2006 tested several gold-in-soils geochemical anomalies on the Tangapella Permit *(see RVS news release dated September 20, 2006)*. This program defined two east-west to east-northeast trending zones adjacent to the Sabcé Shear Zone. The best results from this program were in drill holes TG-06-018, which returned 3.27 g/t gold over 9 metres; 1.01 g/t gold over 12 metres in TG-06-025 and 1.59 g/t gold over 3.0 metres in TG-06-020. The Tangapella Permit lies adjacent to the Bissa Hill deposit.

The Kao Exploration Permit has been subjected to two separate RAB drilling campaigns, totaling over 7,000 metres of drilling *(see News Releases dated Oct. 11 and Nov. 6, 2006)*. This drilling has defined four separate gold zones grading greater than 1 g/t gold, each of which is 200 to 400 metres long by 50 to 150 metres wide, within a much larger lower grade envelope. The lower grade envelope can be traced in a northwesterly direction along strike for 1,100 metres and is 200 to 550 metres wide. The area on which the RAB drilling has been concentrated to date is the southern portion of a 4 kilometre by 1 kilometre gold-in-soil geochemical anomaly, most of which has not been drill tested. The Company recently completed an IP ("Induced Polarization") geophysical survey on this area, which identified north-south to north-northwest anomalies, consistent with interpretations derived from geological mapping of the zone.

The Kao permit is contiguous with the southern boundary of the Company's Rambo permit. Previous RC drilling on the Rambo permit by the Company delineated a mineralized zone over a strike length of 350 metres and for 170 metres down dip. Gold grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the Kao permit and Golden Star's Goulagou property adjoins Kao on the northwest.

.../2


RESOURCES INC.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian laboratory. All soil, rock and RAB drilling samples were assayed using standard fire assay with atomic absorption techniques at the independent Abilab Burkina SARL laboratories in Ouagadougou, Burkina Faso. As of November 1, 2006, this laboratory is part of the Chemex group of companies.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
1-403-240-0555
Email: info@riverstoneresources.com

Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

RESOURCES INC.



RIVERSTONE RESOURCES INC.
BURKINA FASO
FEBRUARY 2, 2007
KAO PERMIT
RAMBO PERMIT
BISSIGA PERMIT
PELLA PERMIT
BOUBOULOU PERMIT
SABCE FAULT ZONE
GUIBARE WORKINGS
TANGAPELLA PERMIT
BISSA DEPOSIT
BILIGA PERMIT
MALGTABA PERMIT
SEBILA PERMIT
13° 00'N
2° 00'W
1° 00'W
N
S
E
W
0
30
60
Kilometres
Jibey-HRG Permits
RVS Permits
Other permits
Shear Zone
Gold Zone


RESOURCES INC.

906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE ANNOUNCES PRIVATE PLACEMENT

February 13, 2007 **Symbol: RVS – TSX V**

Not for dissemination in the USA or through US newswire services

Riverstone Resources Inc. ("Riverstone" or the "Company") announces that it has agreed to sell on a non-brokered private placement basis of up to 1,000,000 units ("Units") of the Company at a price of C$0.34 per Unit for gross proceeds of C$340,000.00. Each Unit consists of one common share of the Company and one half of one share purchase warrant. Each full share purchase warrant will be exercisable to purchase one additional common share of the Company for a period of 12 months at a price of C$0.40 per share. The private placement is subject to regulatory approval. Securities issued pursuant to the private placement will be subject to a hold period of four months and one day from the closing date.

The net proceeds of the private placement will be used to provide working capital for the Company and funds for further exploration of the Company's gold projects in Burkina Faso.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
President & CEO

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

82-35016





RESOURCES INC.
906-595 HOWE STREET • VANCOUVER BC V6C 2T5
TEL: 604.801.5020 • FAX: 604.801.6075

NEWS RELEASE

RIVERSTONE COMMENCES 11,000 METRE DRILLING PROGRAM

March 1, 2007 **Symbol: RVS – TSX V**

Riverstone Resources Inc. (the "Company") (RVS: TSX V) is pleased to report that an 11,000 metre drilling program has commenced in Burkina Faso, West Africa. A minimum 4,000 metres of Reverse Circulation ("RC") drilling will test gold targets on two permits, with three additional permits being tested by 7,000 metres of Rotary Air Blast ("RAB") drilling program. The drilling should be completed by the end of the first quarter of 2007.

A 2,000 metre RC drill program has begun on the wholly owned Kao Exploration Permit. The Kao Exploration Permit has been subjected to two separate RAB drilling campaigns in 2006, totaling over 7,000 metres of drilling (*see News Releases dated Oct. 11 and Nov. 6, 2006)*. This drilling has defined four separate gold zones grading greater than 1 g/t gold, each of which is 200 to 400 metres long by 50 to 150 metres wide, occurring within a 4 kilometre by 1 kilometre gold-in-soil geochemical anomaly. The Kao Permit is contiguous with the southern boundary of the Company's Rambo Permit, host to a mineralized zone defined over a strike length of 350 metres and for 170 metres down dip. Gold grades within the zone range from 1.16 g/t to 21.4 g/t over widths ranging from 3.0 metres to 18.5 metres. Orezone's Sega property is 25 kilometres southeast of the Kao permit and Golden Star's Goulagou property adjoins Kao on the northwest.

Following the RC drill program on the Kao Permit, the drill rig will move to the Tangapella Permit, part of the Company's Bissa East project area. The Tangapella Permit lies adjacent to the Bissa Hill deposit, and covers 20 kilometres of the Sabcé Shear Zone. A limited shallow RAB drilling program undertaken on this permit in mid-2006 tested several gold-in-soil geochemical anomalies. This program defined two east-west to east-northeast trending zones adjacent to the Sabcé Shear Zone. The best results from this program were 3.27 g/t gold over 9 metres; 1.01 g/t gold over 12 metres and 1.59 g/t gold over 3.0 metres. Recent mapping and trenching by the Company has traced these two zones over a distance of at least 800 metres.

"We have high hopes for these attractive targets", commented M.D. McInnis, President of Riverstone. "The footprint of each of these targets, defined by rock sampling and RAB drilling, is quite large. Any success in the current drilling program will certainly establish the potential for a large deposit".

RAB drilling is also currently underway on parts of the Company's wholly owned Bissa West project (Bissiga and Pella Permits) to be followed by RAB drilling on one of the permits (Biliga Permit) making up the Bissa East project. The RAB drilling is designed to follow up on recently identified gold-in-soil geochemical anomalies identified in late 2006. These anomalies occur in proximity to the Sabcé Shear Zone, a regional scale structure that is host to numerous showings and gold deposits, including the Bissa Hill Resource Area where High River Gold ("HRG") has identified a NI 43-101 compliant resource of 1.3 million ounces of gold (*see HRG news release dated September 14, 2006*). The Company has seven properties covering portions of the Sabcé Shear Zone and its associated structures.

.../2


RESOURCES INC.

The Company maintains a rigorous quality control program involving the use of repeat assays, check assays at independent labs, and the use of verifiable blanks and standards from an accredited Canadian laboratory. All soil, rock and RAB drilling samples were assayed using standard fire assay with atomic absorption techniques at the independent ALS Chemex laboratories in Ouagadougou, Burkina Faso.

For further information about the Company and its activities in Burkina Faso, please refer to the Company's website at www.riverstoneresources.com and on www.sedar.com.

ON BEHALF OF THE BOARD

"Michael D. McInnis"

Michael D. McInnis, P.Eng.,
CEO & President

For further information contact:

Michael D. McInnis, President
Phone: 604.801.5020
Email: info@riverstoneresources.com

Raju Wani, Investor Relations
1-403-240-0555
Email: info@riverstoneresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.
Paul G. Anderson, P. Geo is a Qualified Person for RVS and has reviewed and approved the contents of this release.

Certain statements made and information contained in this news release and elsewhere constitutes "forward-looking information" within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development results will not be consistent with the Company's expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Burkina Faso will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

RIVERSTONE
RESOURCES INC.



RIVERSTONE RESOURCES INC.
BURKINA FASO
FEBRUARY 2, 2007
BISSA WEST
BISSA EAST
Goulagou
KAO PERMIT
RAMBO PERMIT
Sega
BISSIGA PERMIT
PELLA PERMIT
BOUBOULOU PERMIT
SABCÉ FAULT ZONE
GUIBARE WORKINGS
TANGAPELLA PERMIT
BISSA DEPOSIT
BILIGA PERMIT
MALGTABA PERMIT
SEBILA PERMIT
13° 00'N
2° 00'W
1° 00'W
N
S
E
W
High River Gold Permits
Riverstone Resources Permits
Other permits
Shear Zone
Gold Zone
0
30
60
Kilometres


SEC MAIL
MAR 14 2007
203

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

   Sprott Asset Management Inc. (the "Offeror")
   200 Bay Street, Suite 2700, P.O. Box 27
   Royal Bank Plaza, South Tower
   Toronto, Ontario
   M5J 2J1

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

   As at January 31, 2007, there was no change in the holdings of common shares (the "Common Shares") and a net decrease in the holdings of 333,333 warrants (the "Warrants") of Riverstone Resources Inc. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 2.0% in the Offeror's security holdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

   As at January 31, 2007, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 2,000,000 Common Shares and 1,000,000 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants, the Offeror exercises control or direction over 9.5% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

   The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

   None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

   The managed accounts of the Offeror holding Common Shares and Warrants include: Sprott Gold and Precious Minerals Fund and Sprott Strategic Gold Master Fund.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

   Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

   The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 9th day of February 2007.

SPROTT ASSET MANAGEMENT INC.

By: "Eric Sprott"
Eric Sprott
Chief Executive Officer


RECEIVED
MAR 1 4 2007
203

RIVERSTONE RESOURCES INC.
906-595 Howe Street
Vancouver, British Columbia, V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of **RIVERSTONE RESOURCE INC.** (the "Company") will be held at Suite 906 - 595 Howe Street, Vancouver, British Columbia, on Monday, March 26, 2007, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2006.
2. To fix the number of directors at five (5).
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year.
5. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
6. To approve the increase in the number of common shares which may be issued pursuant to the Company's Stock Option Plan.
7. To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.
8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 23rd day of February, 2007.

BY ORDER OF THE BOARD

"Michael D. McInnis"
Michael D. McInnis, President and Chief Executive Officer



RIVERSTONE RESOURCES INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on March 26, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

Fold

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 am, Pacific Time, on March 21, 2007.




Appointment of Proxyholder

The undersigned ("Registered Shareholder") of Riverstone Resources Inc. (the "Company") hereby appoints: Michael D. McInnis, or failing him James Robertson,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Riverstone Resources Inc. to be held at Suite 906-595 Howe Street, Vancouver, British Columbia on March 26, 2007 at 11:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. Michael D. McInnis	☐	☐
02. Richard J. Bailes	☐	☐
03. James Robertson	☐	☐
04. Gregory Isenor	☐	☐
05. Alvin Jackson	☐	☐

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2. Appointment of Auditors

Appointment of Pricewaterhouse Coopers LLP as Auditors of the Corporation for the ensuing year.

For ☐ Withhold ☐

3. Amend Stock Options

To authorize the Directors to amend stock options.

For ☐ Against ☐

4. Approve and Increase Stock Option Plan

To authorize the Directors to approve and increase in the number of common shares issuable under the Company's Stock Option Plan.

For ☐ Against ☐

5. Approving a Limit on Grants

To pass an ordinary resolution of disinterested shareholders approving a limit on grants to insiders under the Stock Option Plan of 20% of the outstanding shares.

For ☐ Against ☐

Fold

6. Transact Other Business

To transact such other business as may properly come before the Meeting.

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /



0 2 0 5 5 0 A R 0 R V S Q



82-35016

RIVERSTONE RESOURCES INC. (the "Issuer")

Request for Financial Statements

National Instrument 51-102 provides shareholders with the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

Electronic Data Filing
470 Granville Street
Suite 822
Vancouver, BC
V6C 1V5

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: __________

CUSIP: 768906109 SCRIP COMPANY CODE: RVSQ

82-35016

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: RIVERSTONE RESOURCES INC.

Fiscal year end date used
to calculate capitalization: OCTOBER 31,2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 28,524,905	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.2942	
Market value of class or series	(i) X (ii) =	(A) $8,392,027
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ________

Market value of other securities:

(See paragraph 2.11(b) of the Rule)		
(Provide details of how value was determined)		(C) ________
(Repeat for each class or series of securities)		(D) ________

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$8,392,027

Participation Fee $600.00

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad X \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = ______$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule) ______

END